UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03763A207

(CUSIP Number)

Tin Kin Lee, Esq.

Tin Kin Lee Law Offices

1811 Fair Oaks Avenue

South Pasadena, CA 91030

(626) 229-9828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03763A207	13D	Page 2 of 3 pages

1	NAME OF REPORTING PERSONS Allied Physicians of California, A Professional Medical Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,086,391(1)(2)
	8	SHARED VOTING POWER 11,914,258(1)(2)
	9	SOLE DISPOSITIVE POWER 17,000,649(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,649(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14	TYPE OF REPORTING PERSON CO

(1) Includes 210,074 shares of common stock subject to warrants that are exercisable within 60 days following the date of this Amendment.

(2) Any vote by the Reporting Person in excess of 9.99% of the Issuer’s then outstanding shares will be voted by proxy given to the Issuer’s management, and those proxy holders will cast the excess votes in the same proportion as all other votes cast on any specific proposal coming before the Issuer’s stockholders.

CUSIP No. 03763A207	13D	Page 3 of 3 pages

This Amendment No. 4 (this “Amendment”) corrects certain information set forth in the Schedule 13D filed on behalf of Allied Physicians of California, A Professional Medical Corporation, a California professional medical corporation (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on September 16, 2019 (as amended, the “Schedule 13D”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b)       The Reporting Person has the sole power to vote or to direct the voting of 5,086,391 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares. Any vote by the Reporting Person in excess of 9.99% of the Issuer’s then outstanding shares will be voted by proxy given to the Issuer’s management, and those proxy holders will cast the excess votes in the same proportion as all other votes cast on any specific proposal coming before the Issuer’s stockholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2019

Allied Physicians of California, A Professional Medical Corporation

By:	/s/ Thomas Lam, M.D.
Thomas Lam, M.D.
Chief Executive Officer